UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 7 TO

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned (the “Company”) previously notified the Securities and Exchange Commission on Form N-6F filed on April 29, 2010 (the “Original N-6F”), amended July 27, 2010, October 25, 2010, January 21, 2011, April 20, 2011, July 19, 2011 and October 14, 2011 that it intended to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”), and in connection with such notice submitted the following information:

Name:	OFS Capital, LLC

Address of Principal Business Office :	2850 West Golf Road, 5th Floor Rolling Meadows, Illinois 60008

Telephone Number:	(847) 734-2060

Name and address of agent for service of process:	Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, Delaware 19801

This Amendment No. 7 to the Original N-6F is necessary because of delays in the completion of the Company’s registration statement and the related offering, which delays were unforeseen at the time the Original N-6F was filed.

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this Amendment No. 7 to its notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Rolling Meadows and the state of Illinois on the 28th day of March, 2012.

OFS Capital, LLC

/S/ BILAL RASHID
Name	Bilal Rashid
Title:	Authorized Person

Attest:	/S/ ROBERT S. PALMER
	Name	Robert S. Palmer
	Title:	Authorized Person